Contact

www.linkedin.com/in/mattfishmelt (LinkedIn)
www.meltbarandgrilled.com (Company)
www.facebook.com/meltbarandgrilled (Other)
www.facebook.com/matt.fish.melt (Other)

Top Skills

Restaurants
Food
Menu Development

Matt Fish

Owner, Melt Bar and Grilled
Lakewood, Ohio, United States

Summary

A professional local chef for over 36 years and counting, Matt planned to open his own restaurant for quite a while. His concept for Melt—a combination of “comfort food dressed up,” and beer—started from a fairly simple germ: he was always a big grilled cheese fan. The idea evolved from observations of different concepts during his years as both a culinary school/restaurant management student and touring musician. About four years before Melt eventually opened, he had the idea—and much of the menu—more or less perfected. The final pieces of the plan were an intimate feel in an inviting setting—the “Melt family” experience for staff and patrons alike—and contributing to the local community.

Experience

Controlled Chaos Consulting LLC

Owner / Managing Member
January 2025 - Present (10 months)
Cleveland, Ohio, United States

Restaurant and Food Service Consulting Firm

Melt Bar & Grilled

Owner
September 2006 - December 2024 (18 years 4 months)

Melt Bar and Grilled specializes in gourmet grilled cheese sandwiches, fresh salads and homemade soups. We have over 20 beers on tap and more than 150 bottled beers featuring domestic micro-craft and imports. We are extremely vegetarian and vegan friendly!

Johnny Mango World Cafe and Bar

Executive Chef
April 2003 - August 2006 (3 years 5 months)

Fat Fish Blue

Sous Chef / Kitchen Manager

December 2002 - March 2003 (4 months)

Marco Polo's Restaurant
Head Chef / Kitchen Manager
1994 - December 2002 (8 years)

Education

Cuyahoga Community College

Associate of Applied Business, Culinary Arts Program · (1995 - 1997)

Cuyahoga Community College

Associate of Arts (AA), Restaurant, Culinary, and Catering Management/Manager · (1991 - 1997)